Mail Stop 0610


June 8, 2005

Mr. Carl M. Mills
Chief Financial Officer
Quicklogic Corporation
1277 Orleans Drive
Sunnyvale, CA 94089


	Re:	Quicklogic Corporation
		Form 10-K for the fiscal year ended January 2, 2005
		File No. 000-22671

Dear Mr. Mills:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,


								Martin F. James
								Senior Assistant Chief
Accountant